Exhibit 99.1

Baidu Announces Fourth Quarter and Full Year 2006 Results

2006 Annual Net Income Grows 534% Year-Over-Year

BEIJING, China, February 14, 2007 – Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20061.

Fourth Quarter and Fiscal Year 2006 Highlights

•	Total revenues in the fourth quarter 2006 increased to RMB271.3 million ($34.8 million), representing a 136.1% increase from the corresponding period in 2005.

•	Total revenues in fiscal year 2006 increased to RMB837.8 million ($107.4 million), representing a 162.5% increase from 2005.

•

Net income in the fourth quarter 2006 increased to RMB122.8 million ($15.7 million), representing a 400.2% increase from the corresponding period in 2005. Basic and diluted earnings per share (“EPS”) for the fourth quarter 2006 were RMB3.65 ($0.47) and RMB3.54 ($0.45), respectively; basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2006 were RMB3.87 ($0.50) and RMB3.75 ($0.48), respectively.

•

Net income in fiscal year 2006 increased to RMB301.8 million ($38.7 million), representing a 533.9% increase from 2005. Basic and diluted EPS for 2006 were RMB9.06 ($1.16) and RMB8.75 ($1.12), respectively; basic and diluted EPS excluding share-based compensation expenses and cumulative effect of change in accounting principle (non-GAAP) for 2006 were RMB10.38 ($1.33) and RMB10.01 ($1.28), respectively.

•	The number of active online marketing customers during the fourth quarter grew to over 108,000, an increase of 5.9% from the previous quarter.

“We are pleased to deliver another quarter of robust results as our rapidly growing brand recognition and our focus on providing the best user experience allowed us to strengthen our leading position in Chinese search,” said Robin Li, Baidu’s Chairman and CEO.

Mr. Li added, “User traffic growth was driven by both our existing core search and community-based products as well as by new products introduced during the quarter.”

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.8041 to US$1.00, the effective noon buying rate as of December 31, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Mr. Li noted that Baidu Space and Baidu Knows continued to attract a rapidly growing base of loyal users, and new products including Baidu Blog Search and Baidu Favorites have been well received.

“We achieved healthy revenue growth during the fourth quarter as we continued the transition to our dynamic bidding and intelligent ranking systems,” said Shawn Wang, Baidu’s CFO. “During the quarter, we expanded our direct sales forces in key geographic markets and strengthened our focus on customer service.”

Mr. Wang added, “We are also pleased with the progress we have been making on our Japanese language search technology. In the quarters ahead we will continue to make investments in technology, network capacity and physical infrastructure that position us for long-term growth.”

Mr. Wang noted that Baidu continues to explore strategic partnerships with media and Internet industry leaders which enhance user experience. During the fourth quarter, the Company formed content partnerships with MTV Networks and EMI as well as a strategic alliance with Microsoft for paid search services.

Fourth Quarter 2006 Results

Baidu reported total revenues of RMB271.3 million ($34.8 million) for the fourth quarter ended December 31, 2006, representing a 136.1% increase from the corresponding period in 2005.

Online marketing revenues for the fourth quarter were RMB269.8 million ($34.6 million), representing a 141.4% increase from the fourth quarter 2005. The growth was driven by the increases in both the number of active online marketing customers and revenue per customer. Baidu had more than 108,000 active online marketing customers in the fourth quarter of 2006, representing a 5.9% increase from the previous quarter. Revenue per online marketing customer for the fourth quarter increased to RMB2,500 ($320.3), a sequential increase of 7.3% and an increase of 41.0% from the corresponding period in 2005.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB23.6 million ($3.0 million), representing 8.7% of total revenues, compared to 7.8% in the corresponding period in 2005.

Selling, general and administrative expenses were RMB71.0 million ($9.1 million), representing an increase of 43.8% from the corresponding period in 2005, primarily due to expansion of the direct sales force.

Research and development expenses were RMB20.9 million ($2.7 million), representing a 46.2% increase from the corresponding period in 2005, primarily due to headcount increases.

Share-based compensation expenses, which were allocated to related operating cost and expense line items, decreased in aggregate to RMB7.4 million ($0.9 million) in the fourth quarter of 2006 from RMB10.5 million in the corresponding period in 2005. The decrease in share-based compensation expenses primarily reflects reduced options grants during the quarter, decelerated amortization of existing options granted before 2006 and change in actual and estimated option forfeiture rate.

Operating profit was RMB101.7 million ($13.0 million), representing a 615.3% increase from the corresponding period in 2005. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB109.1 million ($14.0 million) for the fourth quarter of 2006, a 342.1% increase from the corresponding period in 2005.

Income tax benefit was RMB6.0 million ($0.8 million). During the fourth quarter, one of Baidu’s PRC subsidiaries qualified for preferential enterprise income tax treatment for 2006 and the following two years. As a result, the income tax benefit in the fourth quarter included a reversal of RMB7.2 million ($0.9 million) that was provided in previous quarters.

Net income was RMB122.8 million ($15.7 million), representing a 400.2% increase from the corresponding period in 2005. Basic and diluted EPS for the fourth quarter of 2006 amounted to RMB3.65 ($0.47) and RMB3.54 ($0.45), respectively.

Net income excluding share-based compensation expenses (non-GAAP) was RMB130.2 million ($16.7 million), a 271.9% increase from the corresponding period in 2005. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2006 were RMB3.87 ($0.50) and RMB3.75 ($0.48), respectively.

As of December 31, 2006, the Company had cash, cash equivalents and short-term investments of RMB1.2 billion ($156.5 million). Net operating cash flow and capital expenditures for the fourth quarter of 2006 were RMB170.8 million ($21.9 million) and RMB22.8 million ($2.9 million), respectively.

Adjusted EBITDA (non-GAAP), which is defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, were RMB132.1 million ($16.9 million) for the fourth quarter of 2006, representing a 261.1% increase from the corresponding period in 2005.

Fiscal Year 2006 Results

Total revenues in 2006 were RMB837.8 million ($107.4 million), representing a 162.5% increase from 2005.

Online marketing revenues in 2006 were RMB828.5 million ($106.2 million), representing a 169.5% increase from 2005.

Traffic acquisition costs in 2006 were RMB75.2 million ($9.6 million), representing 9.0% of total revenues compared to 6.6% in 2005. The increase in traffic acquisition costs as a percentage of total revenues primarily reflects an increase in revenue contribution by Baidu Union properties.

Selling, general and administrative expenses in 2006 were RMB250.2 million ($32.1 million), representing an increase of 85.7% from the previous year, mainly due to expansion of the direct sales force and strengthening of the distributor network.

Research and development expenses totaled RMB79.2 million ($10.2 million) in 2006, representing a 79.3% increase from 2005 primarily due to an increase in research and development staff.

Operating profit in 2006 was RMB262.9 million ($33.7 million), a 633.4% increase from 2005. Operating profit excluding share-based compensation expenses (non-GAAP) in 2006 was RMB311.2 million ($39.9 million), representing a 348.3% increase from 2005.

Net income in 2006 was RMB301.8 million ($38.7 million), representing a 533.9% increase from 2005. Basic and diluted EPS for 2006 amounted to RMB9.06 ($1.16) and RMB8.75 ($1.12), respectively.

Net income excluding share-based compensation expenses and cumulative effect of change in accounting principle (non-GAAP) in 2006 was RMB345.4 million ($44.3 million), reflecting a 325.5% increase from 2005. Basic and diluted EPS excluding share-based compensation expenses and cumulative effect of change in accounting principle (non-GAAP) in 2006 were RMB10.38 ($1.33) and RMB10.01 ($1.28), respectively.

Full year net operating cash flow and capital expenditures were RMB526.1 million ($67.4 million) and RMB127.5 million ($16.3 million), respectively.

Adjusted EBITDA (non-GAAP) in 2006 was RMB381.6 million ($48.9 million) in 2006, representing a 269.7% increase from 2005.

Outlook for First Quarter 2007

Baidu currently expects to generate total revenues in an amount ranging from RMB265 million ($34 million) to RMB275 million ($35 million) for the first quarter of 2007, representing a 95% to 103% increase from the corresponding period in 2006. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8 PM on February 14, 2007 U.S. Eastern Standard Time (9 AM on February 15, 2007 Beijing/Hong Kong time).

Dial-in details for the conference call are as follows:

US: +1 617 786 2964

UK: +44 207 365 8426

Hong Kong: +852 3002 1672

Passcode for all regions: 18273456

A replay of the conference call may be accessed by phone at the following number until 10 PM on February 21, 2007 U.S. Eastern Standard Time.

International: +1 617 801 6888

Passcode: 36765439

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Market under the symbol “BIDU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for first quarter 2007 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain users and customers; competition in the Chinese language Internet search market; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; and Chinese governmental policies relating to the Internet and Internet content providers. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of February 14, 2007, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu computes its non-GAAP financial measures using the same consistent method from quarter to quarter, except that the non-GAAP measures for the quarter ended March 31, 2006 reflected the one-time cumulative effect of change in accounting principle due to our adoption of SFAS 123(R) since January 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-

GAAP operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. A limitation of using non-GAAP Adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor inquiries please contact:

Linda Sun
Baidu.com, Inc.
Tel: (8610) 8262 1188 *8246
ir@baidu.com

For investor and media inquiries please contact:

China

Rory Macpherson
Ogilvy Public Relations Worldwide (Beijing)
Tel: (8610) 8520 6553
rory.macpherson@ogilvy.com

US

Thomas Smith
Ogilvy Public Relations Worldwide (New York)
Tel: 1 (212) 880 5269
thomas.smith@ogilvypr.com

Baidu.com, Inc.

Condensed Consolidated Balance Sheets

(in RMB thousands)	December 31, 2006	September 30, 2006	December 31, 2005

	Unaudited	Unaudited	Audited
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	1,221,613	1,083,334	900,593
Accounts receivable, net	23,051	25,205	22,353
Prepaid expenses and other current assets	32,339	49,155	10,957
Deferred tax asset, net	1,734	1,490	1,449

Total current assets	1,278,737	1,159,184	935,352

Non-current assets:
Fixed assets, net	191,734	160,195	96,420
Prepayment for land use rights	92,400	92,400	77,200
Intangible assets, net	44,386	46,902	13,303
Goodwill	47,316	44,183	9,287
Investments	—	—	2,018
Deferred tax asset, net	5,802	6,085	2,843
Others	7,702	3,746	—

Total non-current assets	389,340	353,511	201,071

TOTAL ASSETS	1,668,077	1,512,695	1,136,423

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	153,141	131,213	53,137
Customers’ deposits	141,185	129,530	70,327
Deferred revenue	2,583	3,874	7,658
Deferred income	4,090	4,090	124

Total current liabilities	300,999	268,707	131,246

Non-current liabilities:
Long-term payable for acquisition	7,000	7,000	—
Deferred income	2,817	3,839	124

Total non-current liabilities	9,817	10,839	124

Total liabilities	310,816	279,546	131,370

Shareholders’ equity
Class A ordinary shares, par value US$0.00005 per share, 825,000,000 shares authorized and 22,574,381 shares issued and outstanding as at December 31, 2006 and 9,460,426 shares as at December 31, 2005	9	9	4
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized and 11,130,018 shares issued and outstanding as at December 31, 2006 and 23,485,336 shares as at December 31, 2005	5	5	10
Additional paid-in capital	1,088,176	1,076,004	1,009,488
Accumulated other comprehensive loss	(33,697)	(22,834)	(5,451)
Retained earnings	302,768	179,965	1,002

Total shareholders’ equity	1,357,261	1,233,149	1,005,053

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,668,077	1,512,695	1,136,423

Baidu.com, Inc.

Condensed Consolidated Statements of Income

	For the Three Months Ended			Twelve Months Ended
(in RMB thousands except for share, per share information)	December 31, 2006	December 31, 2005	September 30, 2006	December 31, 2006	December 31, 2005
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Revenues:
Online marketing services	269,754	111,739	237,625	828,484	307,363
Others	1,552	3,161	1,706	9,354	11,852

Total revenues	271,306	114,900	239,331	837,838	319,215

Operating costs and expenses:
Cost of revenues (note 1, 2)	(77,669)	(37,022)	(68,399)	(245,489)	(104,401)
Selling, general and administrative (note 2)	(70,999)	(49,359)	(70,184)	(250,240)	(134,771)
Research and development (note 2)	(20,899)	(14,296)	(24,520)	(79,231)	(44,200)

Total operating costs and expenses	(169,567)	(100,677)	(163,103)	(574,960)	(283,372)

Operating profit	101,739	14,223	76,228	262,878	35,843

Other income
Interest income, net	12,016	8,162	11,337	42,443	13,580
Foreign exchange loss, net	—	(109)	—	(89)	(659)
Other, net	3,048	125	(286)	4,187	752

Total other income	15,064	8,178	11,051	46,541	13,673

Income before income taxes and cumulative effect of change in accounting principle	116,803	22,401	87,279	309,419	49,516

Income taxes	6,000	2,148	(2,026)	(12,256)	(1,911)

Cumulative effect of change in accounting principle				4,603

Net income	122,803	24,549	85,253	301,766	47,605

Earnings per share for Class A and Class B ordinary shares:
Basic	3.65	0.75	2.54	9.06	2.40
Diluted	3.54	0.71	2.46	8.75	1.49
Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	33,666,239	32,945,046	33,500,948	33,290,696	19,808,058
Diluted	34,711,753	34,584,637	34,628,611	34,506,594	32,043,888

Pro forma earnings per share for Class A and Class B ordinary shares[2]:
Basic	3.65	0.75	2.54	9.06	1.58
Diluted	3.54	0.71	2.46	8.75	1.49
Pro forma weighted average aggregate number of Class A and Class B ordinary shares outstanding on an as converted basis for Class A and Class B ordinary shares:
Basic	33,666,239	32,945,046	33,500,948	33,290,696	30,213,606
Diluted	34,711,753	34,584,637	34,628,611	34,506,594	32,043,888

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(16,357)	(7,470)	(14,891)	(51,833)	(20,770)
Traffic acquisition costs	(23,631)	(8,943)	(21,640)	(75,180)	(21,212)
Bandwidth costs	(12,656)	(6,728)	(10,503)	(40,005)	(21,274)
Depreciation and amortization costs	(16,898)	(9,117)	(14,053)	(53,491)	(25,259)
Operational costs	(7,931)	(4,594)	(6,723)	(23,564)	(14,912)
Share-based compensation expenses	(196)	(170)	(589)	(1,416)	(974)

Total cost of revenues	(77,669)	(37,022)	(68,399)	(245,489)	(104,401)

(2) Includes share-based compensation expenses are allocated as follows:
Cost of revenues	(196)	(170)	(589)	(1,416)	(974)
Selling, general and administrative	(6,166)	(6,981)	(10,014)	(32,970)	(22,804)
Research and development	(992)	(3,302)	(5,779)	(13,894)	(9,793)

Total share-based compensation expenses	(7,354)	(10,453)	(16,382)	(48,280)	(33,571)

[2]

Pro forma basic and diluted earnings per share are computed by dividing net income by weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share upon closing of the initial public offering as if the conversion had occurred at the beginning of the period, or when the preferred shares were issued, if later.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended December 31, 2005			Three months ended September 30, 2006			Three months ended December 31, 2006			Twelve months ended December 31, 2006			Twelve months ended December 31, 2005
	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results
Operating profit	14,223	10,453	24,676	76,228	16,382	92,610	101,739	7,354	109,093	262,878	48,280	311,158	35,843	33,571	69,414

	Three months ended December 31, 2005			Three months ended September 30, 2006			Three months ended December 31, 2006			Twelve months ended December 31, 2006			Twelve months ended December 31, 2005
	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results	GAAP Result	Adjustment	Non- GAAP Results
Net income	24,549	10,453	35,002	85,253	16,382	101,635	122,803	7,354	130,157	301,766	43,677	345,443	47,605	33,571	81,176

(*)	The adjustment is for share-based compensation expenses and cumulative effect of change in accounting principle.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended December 31, 2005	As a % of total revenues	Three months ended September 30, 2006	As a % of total revenues	Three months ended December 31, 2006	As a % of total revenues	Twelve months ended December 31, 2006	As a % of total revenues	Twelve months ended December 31, 2005	As a % of total revenues
Net cash provided by operating activities	62,045	54%	131,068	55%	170,835	63%	526,144	63%	162,352	51%
Changes in assets and liabilities, net of effects of acquisitions	(15,155)	-13%	(9,695)	-4%	(17,721)	-7%	(110,264)	-13%	(47,374)	-15%
Income taxes	(2,148)	-2%	2,026	1%	(6,000)	-2%	12,256	1%	1,911	1%
Interest income and other, net	(8,178)	-7%	(11,051)	-5%	(15,064)	-6%	(46,541)	-6%	(13,673)	-4%

Adjusted EBITDA	36,564	32%	112,348	47%	132,050	48%	381,595	45%	103,216	33%

(*)	Definition of adjusted EBITDA: earnings before interest, income taxes, depreciation, amortization, other non-operating net income, share-based compensation expenses and cumulative effect of change in accounting principle.